

13030678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip E. Johnson **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/14

OATH OR AFFIRMATION

I, Phil Johnson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Incapital LLC (the "Company"), as of December 31, 2012, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

2/28/13
Date

Title: President



Notary Public

02-28-13
Date


OFFICIAL SEAL
DEBRA R LEONARD-PORCH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 09/03/16

Washington DC
400

Incapital LLC

(SEC I.D. No. 8-52081)

Statement of Financial Condition as of December 31, 2012 and Report of Independent Auditors


pwc

Incapital LLC

(SEC I.D. No. 8-52081)

Statement of Financial Condition as of December 31, 2012 and Report of Independent Auditors

INCAPITAL LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



Independent Auditor's Report

To the Member and Board of Directors
of Incapital LLC

We have audited the accompanying statement of financial condition of Incapital LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Incapital LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us

INCAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash	$	406,590
Securities owned — At fair value		331,900,809
Securities purchased under agreements to resell		15,892,911
Receivable from broker dealers		3,034,607
Other assets		1,461,540
Total assets	$	352,696,457

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payable to Parent	$	1,897,734
Payable to broker dealers		31,000,227
Securities sold, not yet purchased — At fair value		139,119,899
Securities sold under agreements to repurchase		115,506,809
Other liabilities		6,972,379
Total liabilities		294,497,048
MEMBER'S EQUITY		58,199,409
Total liabilities and member's equity	$	352,696,457

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an introducing broker-dealer that engages in the underwriting and trading of debt securities. In April 2012, the Company began acting as the sponsor for various Incapital series of unit investment trusts.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, consist of securities underwritten by the Company or purchased in the secondary market. They are reported in the Statement of Financial Condition at fair value based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include US Treasury rates, swaps, credit spreads from both the Trade Reporting and Compliance Engine developed by FINRA and dealers and swaption volatility quotes.

Derivative Financial Instruments — Derivative financial instruments ("Derivatives") used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, and certain options are based on quoted market prices.

Resale and Repurchase Agreement — Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings, except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value approximately equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return. Therefore, no provision for income taxes is included in the Company's financial statements. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in a the Company recording a tax liability. The Company does not have any significant uncertain tax positions as of December 31, 2012 and is not aware of any tax positions that will significantly change during the next twelve months.

3. NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued updated accounting guidance for fair value measurements and disclosures intended to achieve common fair value measurement and disclosure requirements between accounting principles generally accepted in the United States and International Financial Reporting Standards. This new

guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. Specifically, required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used and a narrative description of the valuation processes in place will be required. Upon adoption of this guidance, the Company's disclosures regarding the fair values of financial instruments will be expanded. The Company does not believe that the adoption of this guidance will impact the Company's financial position or the results of its operations or its cash flows.

In December 2011, the FASB updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the Statement of Financial Condition and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption of the standard will not impact the Company's statement of operations or financial condition, but will require additional footnote disclosures.

4. FAIR VALUE MEASUREMENTS

Securities owned and securities sold, not yet purchased, as of December 31, 2011, are as follows:

	Owned	Sold, Not Yet Purchased
Level 1		
Equity securities	$ 1,631,628	$ -
Level 2		
Corporate debt securities	38,962,372	613,575
U.S. Treasuries	149,543	12,034,999
Agency securities	124,929,755	-
Mortgage backed securities	139,948,005	126,466,350
Municipal securities	11,873,255	-
Brokered certificates of deposit	14,406,251	4,975
Total Level 2	330,269,181	139,119,899
Level 3	-	-
Total	$ 331,900,809	$ 139,119,899

The Company held no Level 3 securities as of December 31, 2012. There were no transfers between the fair value hierarchy levels during 2012.

ASC 820-10, *Fair Value Measurements and* Disclosures which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

- *Level 1* — Quoted prices in active markets for identical securities
- *Level 2* — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- *Level 3* — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The following is a description of the valuation methodologies used for securities measured at fair value, based on the statement of financial condition classification. There were no material changes made to the Company's valuation models during 2012.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's security positions as of December 31, 2012 is as follows:

- *Equity securities* — Based on quoted market prices in active markets, or net asset value.
- *Corporate debt, U.S. Treasuries and Agency securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, swaps, credit spreads from both FINRA's Trade Reporting and Compliance Engine and dealers and swaption volatility quotes.
- *Mortgage backed securities* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, To-Be-Announced mortgage pool prices, swaps, credit spreads, and prepayment forecasts.
- *Municipal securities* — Based on quoted market prices based on bid and ask prices or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate.
- *Brokered certificates of deposit* — Based on quoted market prices, prices for similar securities, or prices based on models using observable inputs. Pricing inputs include U.S. Treasury rates, swaps, credit spreads, and swaption volatility quotes.

5. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2012, $1,897,734 was unpaid at year-end and is included in payable to Parent on the Statement of Financial Condition.

During 2012, the Company entered into management agreements (the "Affiliate Agreements") with three affiliate companies, whereby all the affiliates are wholly owned subsidiaries of the Parent. The Company provides the affiliates with administrative and management services in exchange for a management fee determined in accordance with the terms of the Affiliate Agreements. As of December 31, 2012, $100,538 was unpaid at year-end and is included in other assets on the Statement of Financial Condition.

6. OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options on futures contracts. These derivative financial instruments are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest. Derivative transactions are entered into to hedge other positions or transactions.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time. Both futures contracts and options on futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. At December 31, 2012, the Company had a notional amount of $26,200,000 outstanding in derivative contracts, composed of 262 futures contracts, which had a fair value of $39,681 and is included in receivable from broker dealers on the Statement of Financial Condition. The fair value of futures contracts are calculated as the difference between the contract price at the trade date and the closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

The Company has sold securities that it does not currently own and is, therefore, obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2012 at the fair values of the related securities.

7. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $250,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2012, the Company had net capital, as defined, of $36,690,981, which was $36,058,871 in excess of its required net capital of $632,110. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

As an introducing broker-dealer, the Company does not take possession or control of securities for customers and, therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.

8. RELATED PARTIES

A subsidiary of one of the corporate issuers is a unit holder of the Parent.

An affiliate of a former unit holder of the Parent has a marketing agreement with the Company wherein the affiliate receives a specified percentage of fees as defined in the agreement from the underwriting of debt of certain issuers. The fees for the year ended December 31, 2012 are included in the Statement of Operations under clearing and other trading fees. The Parent purchased the interest of the former unit holder during the year ended December 31, 2012.

The Company entered into a $10,000,000 revolving loan agreement on August 1, 2008 with its Parent with a maturity date of July 31, 2013. The loan bears interest at the three-month Libor rate plus 100 basis points (1.3% at December 31, 2012). All accrued interest on the loan is due July 31 of each year until maturity or until paid in full. As of December 31, 2011, there were no amounts outstanding related to this loan agreement.

9. EQUITY INCENTIVE PLAN

In April 2009, the Parent adopted the Incapital Holdings, LLC Equity Incentive Plan (the "Plan"). The Plan provides the grant of equity-based awards in the form of restricted share units, options, or bonus shares of the Parent (collectively, "the Awards") to employees of the Company. The total number of shares authorized under the Plan is 1,250,000. The Plan is administered by the Parent's Compensation Committee (the "Committee"). The Committee has the authority and discretion to determine the extent and terms (including vesting) of the Awards granted, as well as those eligible to receive the Awards.

Under the Plan, the Company is allowed to pay bonus compensation in shares of the Parent.

10. COLLATERAL

At December 31, 2012, the Company had $15,892,911 in reverse repurchase agreements collateralized by U.S. Treasury Securities with a fair value of approximately $15,123,000.

Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. At December 31, 2012, the Company pledged securities with a fair value of approximately $124,762,000 relating to its securities sold under agreements to repurchase transactions. Interest payable on these transactions is included in the Statement of Financial Condition under other liabilities.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2013, the date the financial statements were available to be issued. No events requiring disclosure or recognition were identified.

* * * * * *


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